Free Writing Prospectus

Filed Pursuant to Rule 433

Dated January 23, 2012

Registration Statement Nos. 333-171922 and

333-171922-01

Floorplan Securitization January 2012

Free Writing Prospectus Registration Statement Nos. and 333-171922 and 333-171922-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-877-858-5407.

FLOORPLAN SECURITIZATION U.S. FLOORPLAN BUSINESS OVERVIEW Ford views Ford Credit as a long-term strategic asset whose mission is to profitably and consistently support the sale of Ford vehicles around the world Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Approximately 91%* of Ford Credit’s floorplan portfolio is the financing of the purchase of new vehicles Approximately 9%* of Ford Credit’s floorplan portfolio is the financing of used vehicles, including program vehicles and customer trade-ins In-transit financing for Ford vehicles is approximately 23%* of Ford Credit’s floorplan portfolio (varies with seasonality of dealer ordering and manufacturer production schedules) Ford Credit provides financing for approximately 81% of Ford and Lincoln dealer inventory** * As of September 30, 2011 ** Year to date through September 30, 2011, excluding fleet dealer sales

FLOORPLAN SECURITIZATION FORD CREDIT FLOORPLAN FINANCE TERMS Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles Advance rates New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback Auction vehicles – auction price plus auction fee and transportation costs Used vehicles – up to 100% of wholesale value (trade publications) Floorplan interest rate (may be subject to a floor) New vehicles* – generally prime rate plus 1.50% Used vehicles – generally prime rate plus 1.75% Floorplan rates are not risk based In-transit vehicle adjustment fee Prime rate plus 0.30% Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges payable monthly in arrears Credit lines New vehicle lines Based on a 60-day vehicle supply Not a strict credit limit Used vehicle lines Based on a 30- to 45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit Curtailment terms – Ford Credit may require higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle The amount of monthly curtailment payments typically is 10% of the amount financed on a vehicle, starting a specified period of time after the vehicle is financed, generally over a year for new vehicles and less than a year for program and used vehicles

FLOORPLAN SECURITIZATION

FLOORPLAN PORTFOLIO LOSS EXPERIENCE

		Nine Months Ended September 30		Full Year				
		2011	2010	2010	2009	2008	2007	2006 [1]
Ford Credit Portfolio	Average principal balance (Mils.) [2]	$11,970	$11,349	$11,556	$10,434	$15,280	$17,043	$21,233
	Net losses (recoveries) (Mils.) [3]	$ (2.1)	$ (5.2)	$ (10.1)	$ 36.8	$ 23.1	$ 15.3	$ 21.8
	Net losses (recoveries)/average principal balance (%) [5]	(0.023%)	(0.062%)	(0.087%)	0.353%	0.151%	0.090%	0.103%
	Liquidations (Mils.) [4]	$57,015	$54,126	$72,326	$58,406	$68,163	$89,008	$98,378
	Net losses (recoveries)/liquidations (%)	(0.004%)	(0.010%)	(0.014%)	0.063%	0.034%	0.017%	0.022%
Floorplan ABS Trust	Net losses/average principal balance (%) [5] [6] [7]	0%	0%	0%	0%	0%	0%	0%

(1) Prior to June 30, 2006, any receivables originated by Ford Credit's Volvo Car Finance North America division and its predecessors are excluded.
(2) For the period ending September 30, 2011, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods ending prior to September 30, 2011, average principal balance for each period indicated is the average of the average principal balances for each month in such period based on the average of the daily principal balances for such month.
(3) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles.
(4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.
(5) For the non-annual periods, the percentages are annualized.
(6) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the Trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.
(7) Average principal balance for the Trust is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

Level Of Historical Floorplan Portfolio Losses Show The Positive Outcomes From Ford Credit's Processes And Expertise

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

F-5

FLOORPLAN SECURITIZATION LEGAL STRUCTURE Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer) Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series

FLOORPLAN SECURITIZATION FUNDING OVERVIEW Ford Credit has had a publicly registered securitization program for dealer floorplan receivables since 1992 Ford Credit’s current master trust, Ford Credit Floorplan Master Owner Trust A (Trust), was established in 2001, and 92% of Ford Credit’s floorplan portfolio principal balance is designated to the Trust as of September 30, 2011 Ford Credit is a regular issuer of floorplan ABS and issues: Publicly registered and Rule 144A term notes Privately placed term and variable funding notes Funding as of December 31, 2011 Outstanding term notes: Outstanding variable funding notes: Series 2009-2: public 3-year, $1.50 billion Series 2010-1: 144A 3-year, $1.48 billion Series 2010-2: 144A 5-year, $0.25 billion Series 2010-3: 144A 5-year, $1.13 billion Series 2010-5: public 3-year, $0.59 billion Series 2011-1: public 3-year, $0.88 billion Series 2011-2: public 2-year, $1.09 billion Series 2006-1: private $2.13 billion of $2.55 billion Series 2010-4: private $0.00 billion of $0.50 billion Total term notes: $6.92 billion Total variable notes: $2.13 billion of $3.05 billion Total funding $9.05 billion Total assets $13.11 billion Unfunded assets $1.60 billion

FLOORPLAN SECURITIZATION MASTER OWNER TRUST STRUCTURE The primary asset of the Trust is a revolving pool of receivables originated in designated accounts established by Ford or Ford Credit with motor vehicle dealers across the U.S. to purchase and finance their new and used car, truck and utility vehicle inventory The Trust issues asset-backed term notes with bullet maturities or variable funding notes. Each series has a sequential pay structure and is backed by a pro rata interest in the entire pool of receivables Collections on the receivables are allocated to each series (based on its principal amount) and to the depositor interest in the Trust Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread Incremental subordination due to ineligible receivables and overconcentrations Dealer concentration 2% (5% for AutoNation) Used vehicle concentration 20% Fleet concentration 4% Medium/Heavy truck concentration 2% Manufacturer concentration 10% (2% for lower rated manufacturers) Excess interest and principal sharing across series

FLOORPLAN SECURITIZATION TRANSACTION STRUCTURE – SERIES 2011-2 2006-4 2010-1 2010-3 2010-5 2011-1 2011-2 Class B notes 5.00% 5.00% 2.00% 2.00% 2.00% 3.50% Class C notes - 7.50% 7.50% 7.50% 7.50% 5.00% Class D notes - - - 3.50% 3.50% 3.00% Required subordinated amount 10.50% 19.50% 19.50% 12.00% 12.00% 12.00% Reserve account 0.90% 0.81% 0.81% 0.88% 0.88% 0.88% Total Class A enhancement 16.40% 32.81% 29.81% 25.88% 25.88% 24.38% Series 2011-2 Capital Structure Ratings Capital Structure Allocation* S&P Moody’s Fitch Class A notes 76.50% AAA Aaa AAA Class B notes 3.50% AA Aa1 AA Class C notes 5.00% A Aa3 A Class D notes 3.00% BBB A3 BBB Subordination Factor 12.00% Total 100.00% Cash Reserve 0.88% Total Class A Enhancement 24.38% Historical Series Capital Structure* ** * As of percent of the required pool balance allocated to the series ** Reduction of required subordinated amount from prior series is primarily due to the structuring of Class D notes and introduction of a subordination step-up payment rate trigger of 25%

FLOORPLAN SECURITIZATION KEY AMORTIZATION TRIGGERS Average monthly principal payment rate for the three preceding collection periods is less than 21% The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) Upon the occurrence of an amortization event, all principal collections allocated to a series and allocated to the portion of the depositor interest subordinated to the series will be paid monthly to the series noteholders sequentially by class

FLOORPLAN SECURITIZATION HISTORICAL TRUST PRINCIPAL PAYMENT RATES Payment Rate Payment rate triggers 3-Month Average of Monthly Principal Payment Rate Oil and credit crisis / global recession Payment rate Derived days supply from payment rate Inventory Management “Cash for Clunkers” program Amortization Trigger Subordination Step-up Trigger 3 Month Average 1 Year Average Dec-11 21.0% 25.0% 46.8% 48.1% 45.5% 143 days 120 days 64 days 62 days 66 days 60% 55% 50% 45% 40% 35% 30% 25% 20% 15% 10% Dec-07 Dec-08 Dec-09 Dec-10 Dec-11

FLOORPLAN SECURITIZATION HISTORICAL TRUST BALANCE Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Note: As of December 31, 2011, the Trust balance was $13.11 billion Floorplan Balances Have Declined Due To Lower Industry Sales Combined With Inventory Management, Dealer Consolidation And The Reduction Of Non-affiliated Brands Trust balance (Excluding EFA) Cash funding required as a result of low Trust balance* Required pool balance $0 $4 $8 $12 $16 $20 2006 2007 2008 2009 2010 2011 Billions

FLOORPLAN SECURITIZATION ORIGINATION AND SERVICING ENGINE Judgment Knowledge Experience Intellect Analysis Low variability Consistent approvals and risk management High quality decisions Centralized process/documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability Technology And Judgment Combine To Minimize Losses

FLOORPLAN SECURITIZATION DEALER CREDIT ASSESSMENT Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Annual credit reviews are completed utilizing year end audited financials or tax returns (higher risk dealers reviewed more frequently) Dealer risk ratings are categorized into groups Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability and credit history Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners Origination scoring model is validated quarterly to ensure the integrity and performance of the model and is updated if necessary (updated December 2008) Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

FLOORPLAN SECURITIZATION DEALER BEHAVIORAL ASSESSMENT Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly MAR rating determines appropriate intensity and frequency of dealer monitoring Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate MAR is validated quarterly to ensure integrity and performance of the model and is updated if necessary Implemented January 2010 An updated version implemented March 2011 to incorporate improved data sources, updated variables and added valuable business feedback from use of the first version of MAR

FLOORPLAN SECURITIZATION HISTORICAL DEALER RISK RATINGS * Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer U.S. Floorplan Portfolio Dealer Risk Ratings Dealer Risk Ratings Have Significantly Improved With Group I Dealers Currently At 73.9% Compared To 57.2% And 42.3% At Year End 2009 And 2008, Respectively 80% 70% 60% 50% 40% 30% 20% 10% 0% Group I Group II Group III Group IV Other* 09/30/2011 12/31/2010 12/31/2009 12/31/2008 12/31/2007 12/31/2006 Percent of Principal Balance

FLOORPLAN SECURITIZATION DEALER MONITORING STRATEGY Liquidation Monitor Dealers Watch Report Status MAR directed action plans Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Dashboard – Medium to Low Risk Trigger based action plans Watch Report – Medium to High Risk Formal review and action plans which may include accelerated physical audits Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report No Further Action Monthly Accounts Review (MAR) Dashboard ICU

FLOORPLAN SECURITIZATION DEALER CREDIT STRATEGY – INVENTORY AUDITS On-site vehicle inventory audits are performed based on a dealer’s risk rating Ford Credit engages a vendor to perform on-site vehicle inventory audits Dealer receives no advance notice Strict restrictions on how often the same auditor may lead a dealer’s audit Ford Credit reconciles each audit Immediate payment is required for any sold vehicle for which Ford Credit has not been paid Ford Credit maintains a robust quality assurance process to monitor the vendor’s performance About 100 people are assigned to perform physical audits Size of an audit team varies based on dealer locations and complexity Typically, one auditor is needed for every 300 vehicles in inventory

Other Captive Finance Company Benefits Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit On-site dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on all aspects of the business Comparative dealership benchmarking FLOORPLAN SECURITIZATION CAPTIVE FINANCE COMPANY BENEFITS Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives Integrated Systems Enable Real Time Controls 1. 2. 3.

FLOORPLAN SECURITIZATION FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits Review curtailment options and advance rates Suspend credit lines Schedule a working capital audit Cash reconciliation between dealer books and bank accounts Schedule a field credit review including validation of Organizational structure Security interest (UCC filings) Financial statements (detailed review of underlying schedules) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with the Ford sales division

FLOORPLAN SECURITIZATION STATUS DEALER PROCEDURES A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances arise that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction

FLOORPLAN SECURITIZATION TYPICAL DEALER STRUCTURE Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from most dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles Structure Dealers vary in size and complexity – from single lot to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here. In most cases, Ford Credit obtains guarantees at all levels of ownership Collateral The financed vehicles are the primary collateral for dealer floorplan loans For most dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Note: Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group

Vehicles recovered from defaulted dealers could be sold at auction There is a robust used vehicle market made up of 35 million to 40 million vehicles in recent history with around 9 million vehicles sold annually at auction*. Ford dealer inventories at September 30, 2011 were 425,000 vehicles, representing a small fraction of vehicles auctioned each year In an extreme stress scenario, new vehicles would likely compete with used vehicles For the 2010 model year rental fleet, the average mileage was 18,403 and the average price was 71% of invoice at auction FLOORPLAN SECURITIZATION VEHICLE RECOVERY VALUES * Source: Manheim Consulting